UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

Fortune Brands Home & Security, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-35166	62-1411546
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

520 Lake Cook Road

Deerfield, IL 60015-5611

(Address of Principal Executive Offices) (Zip Code)

Robert K. Biggart 847-484-4400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Item 1.01.

Conflict Minerals Disclosure and Report for the Year Ended December 31, 2020

Fortune Brands Home & Security, Inc. (“Fortune Brands” or the “Company”) determined that tin, tantalum, tungsten and/or gold (the “Conflict Minerals”) were necessary for the production or functionality of products manufactured or contracted for manufacture by Fortune Brands in calendar year 2020, and is therefore subject to reporting under Section 1502(b) of the Dodd-Frank Act, and Rule 13p-1 under the Securities Exchange Act of 1934. After conducting a reasonable country of origin inquiry (“RCOI”) regarding the applicable Conflict Minerals, Fortune Brands had reason to believe that some of the necessary Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources. As a result, the Company conducted the due diligence process more fully described in the Conflict Minerals Report attached as an exhibit hereto.

Published Results

A copy of this Form SD and attached Conflict Minerals Report may be found publicly on the Fortune Brands’ investor relations internet website at https://ir.fbhs.com/sec-filings.

Item 1.02. Exhibit

Fortune Brands has filed as an exhibit to this Form SD, the Conflict Minerals Report for the calendar year ended December 31, 2020.

SECTION 2- EXHIBITS

Item 2.01 Exhibits

Exhibit No.	Description of Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS HOME & SECURITY, INC.

Date: May 25, 2021	By	/s/ Robert K. Biggart
Robert K. Biggart Senior Vice President, General Counsel & Secretary